EXHIBIT 99.1

Golar LNG Limited Interim results for the period ended March 31 2024

Highlights and subsequent events

  Golar LNG Limited (“Golar” or “the Company”) reports Q1 2024 (“Q1” or “the quarter”) Net income attributable to Golar of $55 million inclusive of $6 million of non-cash items1, and Adjusted EBITDA1 of $64 million.
  FLNG Hilli maintained 100% economic uptime and market leading operational track record.
  FLNG Gimi on standby day rate ready to commence operations for BP.
  Framework Agreement announced in our Q4 2023 earnings report now progressed to detailed contractual negotiations for FLNG deployment. Additional FLNG deployment opportunities in advanced development.
  0.7 million shares repurchased during Q1 at an average price of $20.87 per share.
  Declared dividend of $0.25 per share for the quarter.

FLNG Hilli: Maintained her market leading operational track record, generating $68 million of Q1 Distributable Adjusted EBITDA1, of which Golar’s share was $64 million, a $20 million decrease compared to Q4 2023. Most of the decrease is attributable to a reduction in realized TTF commodity swap gains and lower Brent oil prices.

FLNG Gimi: Moored at the GTA Hub offshore Mauritania and Senegal, ready to commence operations. During April, Golar received its first standby day rate cash payment from March 13, 2024 onwards, paid monthly in arrears. Pre-Commercial Operations Date contractual cash flows are expected to be deferred on the balance sheet and released over the contract term from the Commercial Operations Date (“COD”). The operators, BP and Kosmos, and Golar have reached an agreement in principle to resolve the disputed amounts for pre-COD cash flows from January 10, 2024, subject to final documentation and stakeholder approval. If made effective this agreement will provide Golar with progressive stage payments from January 10, 2024 until COD.

The client’s FPSO has now arrived at the project site. Hookup and commissioning of the FPSO are on the critical path to first gas and are expected to complete in the third quarter of 2024. Commissioning of FLNG Gimi can commence thereafter. FLNG Gimi’s commissioning period is expected to be approximately six months, concluding with COD. Together with the client we are making positive progress in exploring options to bring forward parts of the commissioning process that could shorten this six-month commissioning period. COD triggers the start of the 20-year Lease and Operate Agreement that unlocks the equivalent of around $3 billion of Adjusted EBITDA Backlog1 to Golar and recognition of the contractual day rate comprised of capital and operating elements in both the balance sheet and income statement.

A potential refinancing facility with agreed indicative terms between prospective lenders and Golar is advancing to term sheet and syndication. Golar targets a facility with a higher debt amount, lower margin and improved amortization profile versus the current vessel debt facility.

FLNG business development: Focus on re-deployment of Hilli following the end of her current charter in July 2026, and thereafter ordering and securing commercial terms for a contemplated MKII FLNG.

The framework agreement for potential FLNG deployment (as announced in our Q4 2023 earnings  release), has now progressed to detailed contract negotiations for an up to 20-year FLNG deployment. The next steps of the project development include (i) signing of definitive detailed agreements, (ii) obtaining necessary third-party approvals including governmental and environmental, amongst others, and (iii) a mutual Final Investment Decision (“FID”). The FLNG development has a planned start-up during 2027.

We continue to advance additional FLNG developments and see increased prospective client interaction for our FLNG offering. Geographically, most of the activity remains in West Africa and South America, however we are pleased to see other regions with proven stranded and associated gas reserves seek FLNG development. Based on the increased FLNG business development activity we have recruited Federico Petersen as Chief Commercial Officer, and a further two highly experienced maritime and upstream development team members will join later this year. Together they have a combined 70+ years of experience and a successful business development track record.

The MKII FLNG project development continues, with previously ordered long lead items now 58% complete and the LNGC conversion candidate Fuji LNG delivered to Golar on March 4, 2024. Fuji LNG will trade on a multi-month charter ahead of her expected transfer to the yard for FLNG conversion. Work between the topside manufacturer, shipyard and Golar continues to move the project towards a FID. Detailed negotiation for a debt financing facility to be available during the construction period of the contemplated MKII FLNG also continues with prospective lenders and made solid progress during the quarter.

Other/Shipping: Operating revenues and costs under corporate and other items is comprised of two FSRU operate and maintain agreements in respect of the LNG Croatia and Golar Tundra. The non-core shipping segment is comprised of the LNGC Golar Arctic, and Fuji LNG which is now trading on a multi-month charter. Per above, Fuji LNG is a MKII FLNG conversion candidate, whilst Golar Arctic remains a candidate for sale or long-term charter.

Share buyback and dividends: The company continues to see attractive value in its shares and purchased and cancelled 0.7 million shares during the quarter at an average cost of $20.87 per share. As of March 31, 2024, 104.0 million shares are issued and outstanding. Of the $150.0 million approved share buyback scheme, $74.1 million remains available.

Golar’s Board of Directors approved a total Q1 2024 dividend of $0.25 per share to be paid on or around June 17, 2024. The record date will be June 10, 2024.

Financial Summary

(in thousands of $)	Q1 2024	Q1 2023	% Change	Q4 2023	% Change
Net income/(loss) attributable to Golar LNG Ltd	55,220	(101,863)	(154)%	(32,847)	(268)%
Total operating revenues	64,959	73,968	(12)%	79,679	(18)%
Adjusted EBITDA [1]	63,587	84,148	(24)%	114,249	(44)%
Golar’s share of contractual debt [1]	1,209,407	1,151,781	5%	1,221,190	(1)%

Financial Review

Business Performance:

	2024	2023
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar
Net income/(loss)	66,495	(31,071)	(92,569)
Income taxes	138	332	252
Income/(loss) before income taxes	66,633	(30,739)	(92,317)
Depreciation and amortization	12,476	12,794	12,577
Unrealized (gain)/loss on oil and gas derivative instruments	(2,148)	126,909	115,011
Realized and unrealized MTM loss on our investment in listed equity securities	—	—	62,308
Other non-operating income	—	—	(11,128)
Interest income	(10,026)	(11,234)	(11,482)
Interest expense, net	—	(1,107)	362
(Gains)/losses on derivative instruments	(6,202)	16,542	9,376
Other financial items, net	2,640	(157)	911
Net income from equity method investments	214	1,241	(1,281)
Net income from discontinued operations	—	—	(189)
Adjusted EBITDA [1]	63,587	114,249	84,148

	2024				2023
	Jan-Mar				Oct-Dec
(in thousands of $)	FLNG	Corporate and other	Shipping	Total	FLNG	Corporate and other	Shipping	Total
Total operating revenues	56,368	5,386	3,205	64,959	72,433	5,510	1,736	79,679
Vessel operating expenses	(18,784)	(5,137)	(1,941)	(25,862)	(16,510)	(4,765)	(2,005)	(23,280)
Voyage, charterhire & commission expenses	—	(33)	(1,737)	(1,770)	(133)	—	(900)	(1,033)
Administrative (expenses)/income	(471)	(6,590)	(14)	(7,075)	29	(7,031)	(1)	(7,003)
Project (expenses)/income	(1,085)	274	(1)	(812)	(958)	380	(99)	(677)
Realized gains on oil derivative instrument [2]	34,147	—	—	34,147	53,520	—	—	53,520
Other operating income	—	—	—	—	13,043	—	—	13,043
Adjusted EBITDA [1]	70,175	(6,100)	(488)	63,587	121,424	(5,906)	(1,269)	114,249

(2) The line item “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gains on oil and gas derivative instruments” and “Unrealized gain/(loss) on oil and gas derivative instruments”.

	2023
	Jan-Mar
(in thousands of $)	FLNG	Corporate and other	Shipping	Total
Total operating revenues	56,221	12,347	5,400	73,968
Vessel operating expenses	(15,643)	(2,664)	(266)	(18,573)
Voyage, charterhire & commission expenses	(150)	(19)	(67)	(236)
Administrative expenses	(50)	(10,017)	(1)	(10,068)
Project development expenses	(272)	(18,123)	—	(18,395)
Realized gains on oil derivative instrument	57,452	—	—	57,452
Adjusted EBITDA [1]	97,558	(18,476)	5,066	84,148

Golar reports today Q1 net income of $55 million, before non-controlling interests, inclusive of $6 million of non-cash items1, comprised of:

  TTF and Brent oil unrealized mark-to-market gains of $2 million; and
  A $4 million mark-to-market gain on interest rate swaps.

The Brent oil linked component of FLNG Hilli’s fees generates additional annual cash of approximately $3.1 million (Golar share equivalent to $2.7 million) for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. During Q1, we recognized a total of $34 million of realized gains on FLNG Hilli’s oil and gas derivative instruments comprised of:

  A $17 million realized gain on the Brent oil linked derivative instrument of which Golar has an effective 89.1% interest;
  A $5 million realized gain in respect of fees for the TTF linked production of which Golar has an effective 89.4% interest; and
  A $12 million realized gain on the hedged component of the quarter’s TTF linked fees of which 100% is attributable to Golar.

Further, we recognized a total of $2 million of non-cash gains in relation to FLNG Hilli’s oil and gas derivative assets, with corresponding movements in its constituent parts recognized on our unaudited consolidated statement of operations as follows:

  A $31 million gain on the Brent oil linked derivative asset;
  A $17 million loss on the TTF linked natural gas derivative asset; and
  A $12 million loss on the economically hedged portion of the Q1 TTF linked FLNG Hilli production.

Balance Sheet and Liquidity:

As of March 31, 2024, Total Golar Cash1 was $622 million, comprised of $548 million of cash and cash equivalents and $74 million of restricted cash.

Golar’s share of Contractual Debt1 as of March 31, 2024 is $1,209 million. Deducting Total Golar Cash1 of $622 million from Golar’s share of Contractual Debt1 of $1,209 million, leaves a debt position of $587 million.

A total of $45 million was invested in FLNG Gimi during the quarter, with the total FLNG Gimi asset under development balance as at March 31, 2024 amounting to $1.6 billion, including capitalized financing cost during the construction period. Of this, $630 million was drawn against the $700 million debt facility secured by FLNG Gimi. Both the investment and debt drawn to date are reported on a 100% basis.

Expenditure on long-lead items, engineering services and conversion candidate Fuji LNG for the MKII FLNG amounted to $270 million as of March 31, 2024. Of this, $192 million is included in other non-current assets and $78 million in respect of Fuji LNG is included in vessels and equipment, net. The final payment on the Fuji LNG of $62 million was made during Q1 2024. All MKII FLNG expenditure incurred to date, including the acquisition of Fuji LNG is currently fully equity financed.

Positive progress on a potential refinancing facility of Gimi as well as a potential debt facility for a MKII FLNG newbuilding can further add significant flexibility to Golar’s cash position.

The board and management are pleased with the progress made across business development, new potential financing facilities and moving MKII FLNG closer to FID, whilst continuing to deliver market leading operational performance on Hilli and bringing Gimi closer to COD. We continue to focus on (i) commercial opportunities for FLNG deployment, (ii) optimizing the debt associated with Gimi, (iii) target FLNG growth through a MKII FLNG FID, and (iv) continue to deliver attractive shareholder returns.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at March 31, 2024, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
		+/- Net loss/(income) from discontinued operations	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
- Accrued underutilization adjustment	Increases the comparability of our operational FLNG Hilli from period to period and against the performance of other companies by removing the non-distributable income of FLNG Hilli, project development costs, the operating costs of the Gandria (prior to her disposal) and FLNG Gimi.

Liquidity measures
Contractual debt [1]	Total debt (current and non-current), net of deferred finance charges	'+/- Debt within liabilities held for sale net of deferred finance charges
+/-Variable Interest Entity (“VIE”) consolidation adjustments
+/-Deferred finance charges
+/-Deferred finance charges within liabilities held for sale	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.
Adjusted net debt	Adjusted net debt based on
GAAP measures:
Total debt (current and
non-current), net of
deferred finance
charges
- Cash and cash
equivalents
- Restricted cash and
short-term deposits
(current and non-current)
- Other current assets (Receivable from TTF linked commodity swap derivatives)

Total debt (current and non-current), net of
deferred finance charges
+Cash and cash equivalents
+Restricted cash and short-term deposits (current and non-current)
+/-VIE consolidation adjustments
		+Receivable from TTF linked commodity swap derivatives	The measure enables investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of Contractual Debt

Adjusted EBITDA backlog: This is a non-U.S. GAAP financial measure and represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income/(loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprise of impairment of long-lived assets, release of prior year contract underutilization liability, mark-to-market (“MTM”) movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities and gains on derivative instruments, net, in our unaudited consolidated statement of operations.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel
FSRU: Floating Storage Regasification Unit
MKII FLNG: Mark II FLNG
FPSO: Floating Production, Storage and Offloading unit

MMBtu: Million British Thermal Units
mtpa: Million Tons Per Annum

Reconciliations - Liquidity Measures

Contractual Debt

(in thousands of $)	March 31, 2024	December 31, 2023	March 31, 2023
Total debt (current and non-current) net of deferred finance charges	1,195,063	1,216,730	1,163,017
VIE consolidation adjustments	213,042	202,219	167,184
Deferred finance charges	22,337	23,851	19,415
Total Contractual Debt	1,430,442	1,442,800	1,349,616
Less: Golar Partners’, Seatrium’s and B&V’s share of the FLNG Hilli contractual debt	(32,035)	(32,610)	(34,335)
Less: Keppel’s share of the Gimi debt	(189,000)	(189,000)	(163,500)
Golar's share of Contractual Debt	1,209,407	1,221,190	1,151,781

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Total Golar Cash

(in thousands of $)	March 31, 2024	December 31, 2023	March 31, 2023
Cash and cash equivalents	547,868	679,225	889,410
Restricted cash and short-term deposits (current and non-current)	92,159	92,245	131,319
Less: VIE restricted cash and short-term deposits	(17,933)	(18,085)	(18,609)
Total Golar Cash	622,094	753,385	1,002,120

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania, a subsidiary of BP p.l.c (“BP”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the commissioning and start-up of various project infrastructure such as the floating production, storage and offloading unit (“FPSO”). Delays could result in incremental costs to both parties to the LOA, delay FLNG commissioning works and the start of operations for our FLNG Gimi (“FLNG Gimi”);
  continuing uncertainty resulting from our claim for certain pre-commissioning contractual prepayments that we believe we are entitled to receive from BP pursuant to the LOA, including timing of eventual resolution, whether our claim will be upheld and any eventual recovery or amounts that we may be required to settle;
  our ability to meet our obligations under the liquefaction tolling agreement (the “LTA”) entered into in connection with the Hilli Episeyo (“FLNG Hilli”);
  our ability to recontract the FLNG Hilli once her current contract ends in July 2026 and other competitive factors in the FLNG industry;
  that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“MKII FLNG”), one of our FLNG designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in a donor vessel for a prospective Mark II project, the Fuji LNG (the “Fuji LNG”), long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
  changes in our ability to retrofit vessels as FLNGs or FSRUs and our ability to secure financing for such conversions on acceptable terms or at all;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure (“FM”) under contractual arrangements, including but not limited to our future projects and other contracts to which we are a party;
  failure of shipyards to comply with schedules, performance specifications or agreed prices;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and FLNG Gimi or to monetize our remaining equity method investments on a timely basis or at all;
  increases in operating costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
  continuing volatility in the global financial markets, including but not limited to commodity prices, foreign exchange rates and interest rates;
  global economic trends, competition and geopolitical risks, including impacts from the length and severity of future pandemic outbreaks, rising inflation and the ongoing conflicts in Ukraine and the Middle East, attacks on vessels in the Red Sea and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
  changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
  claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
  the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, FLNGs or other parts of the natural gas and LNG supply;
  changes to rules on climate-related disclosures as required by U.S. Securities and Exchange Commission (the “Commission”), including but not limited to disclosure of certain climate-related risks and financial impacts, as well as GHG emissions;
  changes in the supply of or demand for LNG or LNG carried by sea for LNG carriers or FLNGs and the supply of natural gas or demand for LNG in Brazil;
  a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
  increased tax liabilities in the jurisdictions where we are currently operating or have previously operated;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  changes in the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels and our ability to obtain financing on acceptable terms or at all;
  actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 28, 2024 (the “2023 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited consolidated financial statements for the three months ended March 31, 2024, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of Golar’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the three months ended March 31, 2024, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

May 28, 2024
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Golar LNG Limited Interim results for the period ended March 31 2024 (https://ml-eu.globenewswire.com/Resource/Download/1acb08da-e7cd-40c3-8952-a5fe3e862af0)